4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO HOST ANALYST & INVESTOR DAY

WINNIPEG, Manitoba – (November 7, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced it will host an Analyst & Investor Day at 12:00 PM Eastern on Friday, November 17, 2006 in the Metropolitan Suite of the Four Seasons Hotel in New York City. The aim of the presentations is to provide institutional investors and analysts with a clinical and therapeutic update on Medicure’s acute cardiovascular products, MC-1 and AGGRASTAT®. Presentations will be made by the Company’s senior management and cardiovascular opinion leaders, including:

  Dr. Paul W. Armstrong, MD ,FRCP(C),FACC, Professor of Medicine, Division of Cardiology, Director Canadian VIGOUR Centre, University of Alberta, Chair, Medicure’s Scientific Advisory Board
  Christopher B. Granger, MD, Associate Professor of Medicine, Director, Cardiac Care Unit, Co-Director, Cardiovascular Clinical Trials, Duke University Medical Center, Duke Clinical Research Institute
  Harvey D. White, MB, ChB, DSc, Professor of Medicine, University of Auckland, New Zealand, Director, Coronary Care and Cardiovascular Research, Green Lane Hospital & Auckland City Hospital

To register to attend, please contact Hogan Mullally of Medicure at hmullally@medicure.com or Lee Stern of the Trout Group at lstern@troutgroup.com. The presentation will be made available by webcast and can be accessed on the Investor Relations page of the Medicure website at www.medicure.com.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com